Exhibit 99.1

Borr Drilling Limited plans to strengthen the balance sheet for continued growth and announces CEO succession plan

Highlights
o	Borr financing package to increase liquidity by $200 million, strengthening balance sheet for continued growth
o	Bruno Morand to become CEO effective September 1, 2025, following a thorough succession planning process
o	Patrick Schorn to transition from CEO to Executive Chairman of the Board of Directors, providing continuity and expanded leadership bandwidth, with the current Chairman to remain as a Director

Hamilton, Bermuda, July 2, 2025: Borr Drilling Limited (NYSE:BORR, “Borr”, “Borr Drilling” or the “Company”) has announced today that the Company has received commitments from certain commercial banks to: 1) increase existing super senior RCF (SSRCF) to $200 million; 2) reallocate the existing $45 million Guarantee Facility from super senior to senior secured (freeing up $45 million of capacity under the SSRCF);  and 3) add a new $35 million senior secured RCF, subject to a $100 million equity raise. Additionally, the Company has obtained more favorable terms on the financial covenants in these facilities, including a reduction in the minimum liquidity covenant.

The changes to the facilities, together with a proposed $100 million equity raise separately announced by the Company, are expected to increase the Company’s available liquidity by more than $200 million. Together, these moves would strengthen the Company’s financial position in order to support continued execution of its long-term strategy as well as the pursuit of potential value-added growth opportunities and industry consolidation.

Borr also announces today that pursuant to the Company’s multi-year succession planning process, the Board of Directors has reached a unanimous decision to appoint Mr. Bruno Morand as successor to Chief Executive Officer, Mr. Patrick Schorn, effective September 1, 2025.

At the time of the transition, Mr. Schorn will become Executive Chairman of the Company’s Board of Directors, while current Chairman Mr. Tor Olav Trøim will continue to serve as a Director of the Board. Additionally, current Director Mr. Dan Rabun (former Chief Executive Officer and Chairman at Ensco plc) will become Lead Independent Director, ensuring the continuity of independent and objective leadership on behalf of Borr Drilling’s shareholders.

“During Patrick’s seven years at Borr Drilling initially as a Director and subsequently as our CEO, the Company has established itself as the leading international jackup drilling contractor. In building the company, including the development of a world-class leadership team, it is a natural progression for the Company to promote from within” said Mr. Trøim, adding, “we are thrilled to be able to tap someone of Bruno’s caliber to lead the Company through the next phase. With decades of experience in the industry, he brings the optimal mix of continuity and fresh perspectives; and we expect that his dynamic leadership, customer-centric approach, and market acumen will both drive our current strategy forward and also expand our perspectives on new opportunities.”

Mr. Morand, who has served as Chief Commercial Officer at the Company since 2023, is a 20-year veteran of the offshore drilling industry, having held management positions with international rig contractors in the areas of operational management, project management, marketing and customer relationship management. He originally joined Borr in 2017 and throughout his time at the Company has played an active role with the Company’s global portfolio of clients and strategic partners

“We are fortunate to have had the wisdom and diverse skills of our Board of Directors, led by industry veteran Tor Olav Trøim. This succession sets us up for a seamless transition, and also enables us to allocate additional leadership capacity to the long-term planning that is critical at this juncture,” said Mr. Schorn, adding, “Bruno’s appointment will enable our leadership team and Board to increase focus in the strategic imperatives and potential inorganic opportunities that we expect will drive our company through the next phase of growth.”

Additionally, Mr. Trøim announced the nomination of Mr. Thiago Mordehachvili, Founder and Chief Investment Officer of Granular Capital Ltd., holding more than 19% of the Company’s shares, to join the Board as a Director, following a Special General Meeting planned for August 6, 2025 (the “SGM”) subject to approval of shareholders at the SGM to increase the number of board members. Mr. Mordehachvili would bring valuable additional capabilities and perspectives, particularly in the areas of M&A, capital allocation and capital markets.

Mr. Mordehachvili commented that he is pleased to be nominated to the Board to contribute in creating long-term shareholder value at Borr Drilling. He added: “As a significant shareholder of Borr Drilling for several years, Granular Capital has seen firsthand the impact of the Company having superior assets, operations and culture in an otherwise volatile industry. These attributes are powerful and further differentiate Borr as the sector evolves going forward. By bringing additional capital markets expertise to an already experienced Board of Directors, we believe our involvement can further solidify Borr Drilling’s position as a leader in the shallow water development drilling market.”

Mr. Jason Crowe will succeed Mr. Morand as SVP Commercial, effective September 1, 2025. All other members of the leadership team remain unchanged.

Forward looking statements

This press release and related discussions include forward looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “ensure”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the commitments received by the Company from lenders to increase its RCF and reallocate its guarantee facility and amend certain covenants in the facility agreement and provide a new revolving credit facility including the conditions to the foregoing and terms thereof and the expected increase in available liquidity and strengthening of the Company’s financial position, the changes and updates in management and the Board discussed herein, including the expected timing of such changes, the Company’s and the Board’s plans, strategy and expected benefits of the changes in management and the Board and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to the commitments to increase the size of the Company’s RCF and reallocate the guarantee facility and amend certain covenants and enter into a new RCF including the risk that the conditions to these commitments are not satisfied or the definitive documentation to implement these commitments is not entered into on the contemplated terms, in a timely manner or at all, risks relating to the Company’s planned equity offering including the risk that the offering is not completed for the proposed amount or at all, risks relating to available liquidity and liquidity requirements and the Company’s financial position, risks relating to the proposed changes in the Board and management discussed herein, including the risk that SGM approval to increase the size of the Board is not obtained, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.